Dechert LLP

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Allison Fumai
Partner

Allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

August 19, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Alberto H. Zapata, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant”) (File No. 333-104972; 811-21339)

Dear Mr. Zapata:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of the Institutional Plus Class of the Government Portfolio, Treasury Portfolio and Treasury Securities Portfolio (each, a “Fund” and, collectively, the “Funds”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on June 26, 2025. The Registrant has considered your comments and has authorized us to make responses, changes and/or acknowledgements discussed below relating to the Registrant’s registration statement on its behalf. Below, we provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	Please explain why “Other Expenses” are estimated for each Fund in the section of the prospectus titled “Fund Summary—Fees and Expenses” given that the Institutional Plus Class is a new share class of existing Funds.

Response 1.     Although each Fund is not a “New Fund,” as defined in Instruction 6 to Item 3 of Form N−1A, the Registrant confirms that “Other Expenses” for the new Institutional Plus Class are estimated based, in part, on the current fiscal year expense estimates for each Fund and expenses that may be incurred in connection with the operation of the new share class, which may differ as compared to the other classes of the Fund. Accordingly, we believe it is appropriate to note that “Other Expenses” are based on estimated amounts for the current fiscal year because the Institutional Plus Class has not begun incurring these expenses.

August 19, 2025 Page 2

Comment 2.	Please clarify in the signature page to the Part C that the Principal Financial Officer also serves as the Principal Accounting Officer or Comptroller, or add the individual who serves as the Principal Accounting Officer or Comptroller to the signature page to the Part C.

Response 2.     We acknowledge the comment; however, we would respectfully note that the Principal Financial Officer of the Funds performs a similar function as that of a Principal Accounting Officer. Accordingly, we believe that the Funds’ registration statement has been executed in a manner consistent with the requirements of Section 6(a) of the Securities Act of 1933, as amended.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best Regards,

/s/ Allison Fumai
Allison Fumai